Contact

www.linkedin.com/in/david-
kennedy-61056471 (LinkedIn)

David Kennedy

Deputy Under Secretary for Operations at NOAA
Washington

Experience

NOAA
Deputy Under Secretary for Operations
January 2013 - Present (9 years 4 months)

NOAA / National Ocean Service
Assistant Administrator
January 2010 - January 2013 (3 years 1 month)